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ANNU... AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49713

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARKER FINANCIAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

615 RTE 32
(No. and Street)

HIGHLAND MILLS (City) NEW YORK (State) 10930 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER RANNI 845-228-8970 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY CPA, P.C.
(Name – *if individual, state last, first, middle name*)

40-3 BURT DRIVE (Address) DEER PARK (City) NEW YORK (State) 11729 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CHRISTOPHER RANNI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARKER FINANCIAL CORP., as of DECEMEBR 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CLARIBEL LEPIANI
Notary Public, State of New York
Qualified in Kings County
Reg. No. 01LE6078190
[illegible]

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARKER FINANCIAL CORP.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Drive
Deer Park, New York 11729
(631) 595-2073

To the Board of Directors of
Parker Financial Corp
Highland Mills, New York

Gentlemen:

I have audited the balance sheet of Parker Financial Corp. as of December 31, 2007 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Parker Financial Corp. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles and the rules of the Securities and Exchanges Commission.

Also, I have examined the supplementary schedules on pages 7 and 8 and in my opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Michael Damsky, C.P.A.

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant

Deer Park, New York
February 18, 2008

PARKER FINANCIAL CORP.

BALANCE SHEET

DECEMBER 31, 2007

ASSETS

Current Assets:	
Cash	$ 67
Due from Broker -	66,868
	66,935
Fixed Assets:	4,245
Accumulated Amortization	3,748
	497
Other Assets:	
Prepaid Expenses	14,579
	14,579
	$ 82,011

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts Payable	$ 11,059
Accrued Expenses	10,961
Due to Broker	53
Loan Payable	4,500
	26,573
Stockholders' Equity:	
Common Stock at Par Value, 100 Shares Issued	100
Additional Paid in Capital	1,337,587
Retained Earnings	(1,167,249)
Treasury Stock	(115,000)
	55,438
	$ 82,011

"See Accompanying Notes and Accountants' Report"

PARKER FINANCIAL CORP

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2007

Revenue:	
Commission Income	$ 181,892
Other Income	46,197
Interest Income	2,048
	230,137
Expenses:	
Clearing Fees	43,862
Regulatory Fees	25,346
Salaries	43,125
Communication	12,510
Commissions	73,893
Interest	53
Professional Fees	24,713
Office	14,147
Rent	14,956
Insurance	679
Miscellaneous	2,792
Travel and Entertainment	2,016
Deprecation	1,200
	259,292
Net (Loss)	(29,155)
Deficit: Beginning of Year	(1,138,094)
Deficit: End of Year	$(1,167,249)

PARKER FINANCIAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:

Net (Loss)	$(29,155)
Adjustments to reconcile net income to	
Net cash provided by operating activities:	
Depreciation and Amortization	1,200
(Increase) Decrease in Due form Broker	(2,316)
(Increase) Decrease in Prepaid Expenses	188
Increase (Decrease) in Accounts Payable	11,059
Increase (Decrease) in Due to Broker	53
Increase (Decrease) in Accrued Expenses	(15,391)
Net cash provided by (used for) Operating activities	(34,362)

Cash Flows from Financing Activities:,

Loan Payable	4,500
Additional paid in capital	26,650
Net cash provided by financing activities	31,150
Net (Decrease) in Cash	(3,212)
Cash Balance Beginning	3,279
Cash Balance Ending	$ 67

"See Accompanying Notes and Accountants' Report"

PARKER FINANCIAL CORP.

STATEMENT OF CHANGES IN EQUITY

YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid in Capital	Deficit	Treasury Stock
Beginning Balance	100	$1,310,937	$(1,138,094)	$(115,000)
Capital Contribution		26,650		
Net (Loss)	-	-	(29,155)	-
Ending Balance	100	$1,337,587	$(1,167,249)	$(115,000)

PARKER FINANCIAL CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 1 - **ORGANIZATION**

Parker Financial Corp. (The Company), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.(FINRA). The company acts as an introducing broker and is engaged in proprietary trading of securities. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm on a fully disclosed basis.

Securities are valued at market value. Transactions in securities and related revenues and expenses are recorded on a trade date basis.

Fixed assets are depreciated over their estimated useful lives using the straight-line method.

NOTE 2 - **CONTINGENT LIABILITIES**:

Under an agreement with its clearing broker the Company is contingently liable for:

-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.

-Failures of a customer of the company to meet any margin call or any maintenance call.

-The purchase of customers, until actual and complete payment has been received by the clearing broker.

-The Company is contingently liable for a settlement agreement signed by the Company's owner.

NOTE 3 - **NET CAPITAL REQUIREMENTS**

As a broker-dealer and member organization of "FINRA", the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The rule requires the Company to maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2007, the Company had net capital of $34,340, in excess of its requirement of $5,000.

NOTE 5 - **COMMITMENTS**:

The Company has an agreement to lease office space under an operating lease expiring on July 31, 2008.

Six Months	$ 2,970.00

SUPPLEMENTARY INFORMATION

PARKER FINANCIAL CORP.

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2007

Computation of Net Capital:

1.	Total Ownership Equity	$ 55,438
2.	Less: Ownership Equity not allowed for Net Capital	15,076
		40,362
3.	Less: Haircuts on Securities	1,022
4.	Net Capital	$ 39,340

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required 6 2/3% Aggregate Indebtedness)	$ 1,772
2.	Minimum Dollar Net Capital	5,000
3.	Net Capital Requirement	5,000
4.	Net Capital	39,340
5.	Excess Net Capital	$ 34,340

Computation of Aggregate Indebtedness

6.	Total Liabilities	$ 26,573
7.	Non Aggregate Indebtedness	-
		$ 26,573

\

"See Accompanying Notes and Accountants' Report"

PARKER FINANCIAL CORP.

RECONCILIATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2007

Audited Net Capital	$ 39,340
Net Capital per Focus Part IIA	28,165
Difference	$ 11,175

Accrued Commissions	$(1,361)
Accrued Expenses	12,536
	$ 11,175

"See Accompanying Notes and Accountants' Report"

MICHAEL DAMSKY CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Drive
Deer Park, New York 11729
(631) 595-2073

February 18, 2008

Parker Financial Corp.
Highland Mills, New York

Gentlemen:

I have examined the Financial Report of Parker Financial Corp. as required by the National Association of Securities Dealers as of December 31, 2007 and have issued a report thereon dated February 18, 2008. As part of my examination I reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2007 to the extent we considered necessary to evaluate the system as required by generally accepted accounting standards and by Rule 17a-5g3 of the Securities and Exchange Commission.

Rule 17a-5g3 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of our examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, my examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2007 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York
February 18, 2008

END